Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KIDPIK CORP.

Kidpik Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Kidpik Corp.

SECOND: The date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, under the name Kidpik Corp., was August 18, 2016. On January 14, 2019, the Corporation filed an Amended and Restated Certificate of Incorporation and on May 10, 2021, the Corporation filed a Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

THIRD: The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions approving and deeming advisable an amendment to the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”), as follows:

RESOLVED: That Article IV.D of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

“D. Reverse Stock Split of Outstanding Common Stock. Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every five (5) shares of Common Stock, either issued and outstanding or held by the corporation as treasury stock, in each case immediately prior to the Effective Time (the “Old Common Stock”), shall be automatically reclassified as and converted into one (1) share of Common Stock (the “New Common Stock”). No fractional shares of the New Common Stock shall be issued in connection with the reverse stock split. To the extent any holders of shares of the Old Common Stock are entitled to fractional shares of the New Common Stock as a result of the Reverse Stock Split, the Corporation will issue an additional share of New Common Stock to all holders of fractional shares of the Old Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock, shall from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. The Reverse Stock Split shall have no effect on the number of authorized shares of capital stock, previously designated series of preferred stock (if any)(except to the extent such reverse stock split results in an adjustment to the conversion ratios thereof), or the par value thereof as set forth above in the preceding paragraphs.”

RESOLVED: That except as expressly amended hereby no other aspect of such Article IV shall be modified hereby.

FOURTH: The foregoing amendment was submitted to the stockholders of the Company for their approval at an annual meeting of stockholders which was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment. Accordingly, said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment shall become effective on March 7, 2024 at 12:01 A.M. Eastern Time.

IN WITNESS WHEREOF, Kidpik Corp. has caused this certificate to be signed March 4, 2024, by Ezra Dabah, its Chief Executive Officer.

Kidpik Corp.

/s/ Ezra Dabah
Ezra Dabah
Chief Executive Officer

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